UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES A DECISION BY THE COLOMBIAN
ATTORNEY GENERAL’S OFFICE
Medellín, Colombia, April 23, 2009
Bancolombia S.A (“Bancolombia”) announces that on April 21, 2009, the Colombian Attorney General’s Office (Fiscal Delegado ante la Corte Suprema de Justicia) delivered an order (“preclusion order”) barring a criminal investigation of the president of Bancolombia, Mr. Jorge Londoño Saldarriaga, and others. This investigation was related to the acquisition by Bancolombia (formerly Banco Industrial Colombiano S.A.) of Banco de Colombia S.A. and their subsequent merger.
The decision rendered by the Colombian Attorney General’s Office bars (i) the investigation of Mr. Jorge Londoño Saldarriaga regarding the alleged aiding and abetting of the crimes of willful misconduct and willful neglect by a public officer (prevaricato por acción and prevaricato por omisión) and (ii) the investigation of the members of the board of directors of Banco Industrial Colombiano S.A. in office at the time of the merger with Banco de Colombia S.A. regarding the alleged aiding and abetting of the crimes of willful misconduct and willful neglect by a public officer (prevaricato por acción and prevaricato por omisión), procedural fraud and fraud.
This order also bars the investigation of the members of the board of directors of the Central Bank of the Republic of Colombia and certain officers of the Colombian Superintendency of Finance.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 23, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance